SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                 Report on Form 6-K for the month of August 2003
                                                     ------

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F _X_   Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                 Yes ___ No ____


Enclosures:

1. Press release dated: August 28, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.
                                   By: /s/ Iordanis Aivazis
Date: 28 August 2003               Name: Iordanis Aivazis
                                   Title: Chief Financial Officer

OTE Group Reports Group Second Quarter 2003 Results under US G.A.A.P.

    ATHENS, Greece--(BUSINESS WIRE)--Aug. 28, 2003--

    -- Quarterly revenues up 16.5%, boosted by Cosmote and consolidation of RomTelecom

    --  Greek fixed-line operating income benefiting from:

                -- Reduction of future costs of early retirement programs and significant reversal of reserve

                --  Further reduction in other operating expenses

    --  RomTelecom transformation plan on track

    --  Group EBITDA margin at 39.2%, up from 37.1% in Q2 '02

    -- Free cash flow generation EUR76.4 million in the second quarter

    --  Net income up 7%

    Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated results (prepared under US GAAP) for the quarter and six months ended June 30, 2003.

    FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS AND THREE MONTHS

    ENDED JUNE 30, 2003 AND 2002 IN ACCORDANCE WITH U.S. GAAP



EUR million except
 per share data    Q2 03   Q2 02  % Change   H1 03    H1 02  % Change
----------------------------------------------------------------------
Operating Revenues1,240.4 1,064.5     16.5%2,340.60 2,085.30     12.2%
----------------------------------------------------------------------
Operating Income    244.9   224.9      8.9%  481.60    510.4     -5.6%
----------------------------------------------------------------------
Pre-tax Income      239.2   207.1     15.5%   460.7    461.7     -0.2%
----------------------------------------------------------------------
Net Income          116.2   108.6      7.0%   229.3    249.2     -8.0%
----------------------------------------------------------------------
EBITDA              485.9   395.1     23.0%  923.90    836.9     10.4%
----------------------------------------------------------------------
EBITDA Margin        39.2%   37.1%  2.1 pp     39.5%    40.1%  0.6 pp
----------------------------------------------------------------------
Basic EPS (EUR)     0.237  0.2214      7.0%   0.468    0.508     -7.9%
----------------------------------------------------------------------
Cashflow
   from Operations  357.7   170.1             544.0    135.0
----------------------------------------------------------------------


    1. CHAIRMAN'S STATEMENT

    Lefteris Antonacopoulos, Chairman and CEO, noted, "In the recent quarter, OTE continued to make steady progress in the implementation of its strategy, in a competitive and operating environment which remains challenging. A major achievement of the quarter was the successful negotiation of our voluntary retirement programs. This will result in lower future costs, and enables us to reverse a significant amount of reserves already established. In addition to the immediate benefits this provides, and alongside our ongoing reduction in other operating expenses, it is an important step in bringing our domestic fixed-line cost base in line with our international peers. I am also pleased with the pace of transformation implemented by the new management team at RomTelecom."

    2. GROUP OVERVIEW

    To maintain a strong performance in increasingly competitive markets and derive greater benefits from its international investments, OTE implements a strategy focusing on:

    --  Containing costs and Capex

    --  Maintaining a strong Balance Sheet

    -- Generating free cash flow and maintaining a high dividend policy

    During the second quarter of the year OTE took important steps in the implementation of these goals:

    -- In addition to reaching agreements enabling it to reduce the costs of past and future headcount reductions, OTE accelerated reduction in other operating expenses in its fixed-line operations. The workforce reductions which are at the heart of RomTelecom's turnaround plan are being achieved ahead of schedule.

    -- Accounts receivable at the end of the second quarter were reduced by 6.4% compared to the beginning of the year and working capital was broadly maintained at the same level during the second quarter. In addition, after the end of the quarter, OTE successfully issued over EUR1 billion in bonds enabling it to extend the maturity of its indebtedness under favorable terms, and launched a program focusing on reducing working capital for fixed-line operations and consequently for the group.

    -- Despite a sequential increase in quarterly capex, free cash flow in the second quarter was EUR76.4 million. The June 30, 2003 AGM approved the payment of a dividend of EUR0.70 per share for 2002, unchanged from the prior year.

    OPERATIONAL HIGHLIGHTS FOR THE QUARTERS ENDED JUNE 30, 2003 AND
2002


               Operational Highlights for the quarters
                     ended June 30, 2003 and 2002
----------------------------------------------------------------------
OTE                                        Q2 03     Q2 02   % Change
PSTN lines                               5,293,960 5,521,408     -4.1%
ISDN, 64kb equiv. lines                    995,976   731,992     36.1%

COSMOTE
Pre-paid sub.                            2,277,207 1,698,666     34.1%
Contract sub.                            1,579,358 1,512,941      4.4%

OTE net
Dial up clients                            186,920   173,000      8.0%
Hosted Websites                              2,821     1,900     48.5%
OTEnet corporate clients                     1,780     1,100     61.8%

Employees:
-OTE                                        17,293    17,674     -2.2%
-RomTelecom                                 26,704    33,301    -19.8%
-COSMOTE                                     2,131     1,904     11.9%
-OTE subsidiaries                              547       321     70.4%
----------------------------------------------------------------------


    3. FINANCIAL HIGHLIGHTS

    Operating Revenues

    OTE's Operating Revenues increased by 16.5% in the three months ended June 30, 2003. This can be attributed to the continued strong performance in mobile telephony and the consolidation of RomTelecom.

    OPERATING REVENUES IN ACCORDANCE WITH U.S. GAAP



 EUR million      Q2 03    Q2 02  % Change   H1 03    H1 02  % Change
----------------------------------------------------------------------
 Domestic
  Telephony      609.3    538.7     13.1%  1,147.80  1067.4    7.5%
----------------------------------------------------------------------
 International
  Telephony       91.4     87.2     4.8%    175.4    172.8     1.5%
----------------------------------------------------------------------
 Mobile
  telephony
  services       294.6    225.8     30.5%   555.2     430      29.1%
----------------------------------------------------------------------
 Other           245.1    212.8     15.2%   462.2    415.1     11.3%
----------------------------------------------------------------------
 Total          1,240.40 1,064.50   16.5%  2,340.60 2,085.30   12.2%
----------------------------------------------------------------------


    Revenues from Domestic Telephony for the three months contributed 49% of Total Revenues, down from 51.2% last year. Revenues from Mobile Telephony and New Business Areas contributed 33.5% of the total, up from 29.3% in 2002.

    Operating Expenses

    Payroll and Employee Benefits increased by 44.5% to EUR300.9 million in the second quarter of 2003. Of the total EUR93 million increase compared to the second quarter of 2002, approximately EUR70 million reflects the consolidation of RomTelecom, while another approximately EUR6 million reflects retroactive payment in the second quarter of salary increases attributable to the first quarter.
    Voluntary Retirement Costs totaled EUR16.3 million in the second quarter of 2003, down from EUR34.6 million in the same period of 2002. The sharp reduction in voluntary retirement costs primarily reflects the outcome of negotiations with trade unions, which should also result in lowering the cost of future early retirement programs.
    Reversal of reserve for voluntary retirement contributions. In the second quarter, OTE's operating expenses were reduced by EUR54.6 million through the reversal of reserves for retirement contributions provided in prior years. As part of the Group's continuing efforts to reduce the cost base of its Greek fixed-line operations, OTE has been conducting ongoing negotiations with employee trade unions. In the quarter, these negotiations resulted in the cancellation of a voluntary future contribution by OTE to TAP-OTE. Consequently, the untapped portion of this reserve, which had been charged to operating expenses, was reversed during the period. OTE expects to reach other beneficial agreements with employee organizations in coming months, aimed at reducing its cost base and simplifying its organizational structure.
    Payments to Operators decreased by 12.0% to EUR44.5 million for International Operators, while payments increased by 22.0% to EUR156.1 million for Mobile Operators reflecting the corresponding increase in revenues. These payments do not include payments to COSMOTE, but include payments from COSMOTE to other mobile operators. Payments between mobile operators started in 2002, as calls were previously carried out on a bill and keep basis.
    Depreciation and Amortization increased by 41.6%, from EUR170.2 million in the second quarter of 2002 to EUR241.0 million in the second quarter of 2003. This increase reflects the consolidation of RomTelecom, as well as significant infrastructure investments completed last year
    Other Operating Expenses increased 17.6% to EUR291.3 million, primarily due to the consolidation of RomTelecom. Other operating expenses on domestic fixed-line operations dropped 6% in the second quarter, accelerating a trend begun in the previous quarter.

    An analysis of Group Other Operating expenses follows:



EUR million                 2Q 03 2Q 02 % Change 1H 03 1H 02 % Change
----------------------------------------------------------------------
Advertising                  24.1  17.9     34.6% 35.1  28.2     24.5%
----------------------------------------------------------------------
Commission to dealers        37.3  31.3     19.2%   63  62.4      1.0%
----------------------------------------------------------------------
Cost of equipment            38.2    38      0.5% 74.9  74.6      0.4%
----------------------------------------------------------------------
Provision for doubtful
 accounts                    19.7    21     -6.2%   43  40.5      6.2%
----------------------------------------------------------------------
Taxes other than income
 taxes                        9.7  12.1    -19.8% 15.9  16.7     -4.8%
----------------------------------------------------------------------
Repairs, maintenance, cost
 of telecom materials        53.4  42.2     26.5% 86.3  65.6     31.6%
----------------------------------------------------------------------
Other                       108.9  85.2     27.8%201.9 168.4     19.9%
----------------------------------------------------------------------
TOTAL                       291.3 247.7     17.6%520.1 456.4     14.0%
----------------------------------------------------------------------


    EBITDA

    For the second quarter of 2003, OTE's EBITDA, including RomTelecom, reached EUR485.9 million from EUR395.1 million in 2002, while EBITDA margin stood at 39.2% as compared to 37.1% for the same period last year. In fixed-line telephony EBITDA margin for the second quarter of 2003 stood at 38.1% as compared to 30.0% for the same quarter last year, primarily affected by the reversal of the reserve for voluntary retirement contributions.

    Pre-tax Income

    For the three months ended June 30, 2003, Pre-tax Income amounted to EUR239.2 million, up by 15.5% compared to the same period last year, mainly reflecting the reversal of the reserve for voluntary retirement contributions and a sharp reduction in net financial expenses.
    Net financial expense decreased by 68% in the second quarter of 2003 compared to the same period last year, reflecting foreign exchange gains and improved results from subsidiaries accounted for by the equity method.
    Income before Minority Interests increased by 18.9% as compared to the same period last year, at EUR153.0 million.

    Net Income

    Net Income for the three months ended June 30, 2003 increased by 7.0% compared to last year, to EUR116.2 million.

    Cashflow

    Cash provided by operating activities amounted to EUR357.7 million for the three months ended June 30, 2003 significantly improved from the previous quarter of 2003 when it amounted to EUR186.3 million, primarily affected by the decrease in working capital outflow.

    CONDENSED CASHFLOW IN ACCORDANCE WITH U.S. GAAP



EUR million                                Q2 03  Q2 02  H1 03  H1 02
----------------------------------------------------------------------
Cash and cash equivalents at beginning of
 period                                    393.0  377.9  447.5  359.6
----------------------------------------------------------------------
Cash provided by (used in) Operating
 activities                                357.7  170.1  544.0  135.0
----------------------------------------------------------------------
Cash used in Investing activities         (281.3)(185.8)(440.5)(351.4)
----------------------------------------------------------------------
Cash provided by (used in) Financing
 activities                                (15.0) (45.9) (96.6) 173.1
----------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                61.4  (61.6)   6.9  (43.3)
----------------------------------------------------------------------
Cash and cash equivalents at end of period 454.4  316.3  454.4  316.3
----------------------------------------------------------------------


    Capital Expenditure

    Capital expenditure in the second quarter, including investments at RomTelecom, reached EUR281.3 million and EUR450.1 million for the first six months.

    Debt

    In July 2003, OTE's wholly-owned subsidiary OTE PLC, launched a EUR1.25 billion, 5% coupon, 10-year benchmark Eurobond at an issue price of 99.327%. The issue was priced at 93 bps over midswaps, settled on August 5, 2003 and will mature on August 5, 2013. The proceeds from this bond, will be used to pay back the Revolving Credit Facility (outstanding balance as of June 30, 2003 of EUR853.8 million -under Long Term Bank Loans), other OTE Group debt liabilities, as well as for OTE Group strategic purposes.

    The total amount of debt outstanding is broken down as follows:



EUR million                      Jun 30 2003    Dec 31 2002  % Change
----------------------------------------------------------------------
Short-Term:
----------------------------------------------------------------------
-Bank loans                             431.7          292.8     47.4%
----------------------------------------------------------------------
Medium & Long-term:
----------------------------------------------------------------------
-Bonds                                1,099.1        1,098.9      0.0%
----------------------------------------------------------------------
-Bank loans                           1,508.3        1,420.2      6.2%
----------------------------------------------------------------------
-Other loans                             83.9           98.7    -15.0%
----------------------------------------------------------------------
Total Indebtedness                    3,123.0        2,910.6      7.3%
----------------------------------------------------------------------


    4. BUSINESS OVERVIEW

    OTE's segment reporting is based on its legal structure. A reconciliation of intersegment revenues to total revenues is provided, as follows:

    SEGMENT FINANCIALS FOR THE SIX MONTHS ENDED JUNE 30, 2003



                                                          All
 EUR million                  OTE(a) COSMOTE RomTelecom  Other Total
----------------------------------------------------------------------
Revenues from external
 customers                  1,446.2   525.2     256.2   113.0 2,340.6
----------------------------------------------------------------------
Intersegment revenues         117.1    97.1       0.7    91.2   306.1
----------------------------------------------------------------------
Total revenues              1,563.3   622.3     256.9   204.2 2,646.7
----------------------------------------------------------------------


                                       Adjustments &
 EUR million                             Eliminations    Consolidated
----------------------------------------------------------------------
Revenues from external customers                      -       2,340.6
----------------------------------------------------------------------
Intersegment revenues                            -306.1             -
----------------------------------------------------------------------
Total revenues                                   -306.1       2,340.6
----------------------------------------------------------------------


    (a)For comparison purposes, OTE comprises the OTE parent company and OTE Estate.

    OTE FIXED-LINE

    SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)



 EUR million         Q2 03   Q2 02  % Change  H1 03   H1 02  % Change
----------------------------------------------------------------------
 Operating Revenues   771.4   851.2     -9.4% 1563.3  1684.7     -7.2%
----------------------------------------------------------------------
  - Basic Monthly
   Rentals            152.8   163.9     -6.8%  309.8   313.3     -1.1%
----------------------------------------------------------------------
  - Fixed to fixed
   calls              167.8   194.4    -13.7%  351.5   401.1    -12.4%
----------------------------------------------------------------------
  - Fixed to mobile
   calls              126.6   158.8    -20.3%  255.6   308.5    -17.1%
----------------------------------------------------------------------
  - International      63.7    84.4    -24.5%  130.7   166.8    -21.6%
----------------------------------------------------------------------
 Operating Profit     141.9   130.9      8.4%  280.6   323.5    -13.3%
----------------------------------------------------------------------
 EBITDA               294.2   255.0     15.4%  570.2   559.7      1.9%
----------------------------------------------------------------------
 EBITDA Margin         38.1%   30.0%   8.1pp    36.5%   33.2%   3.3pp
----------------------------------------------------------------------
 Depreciation &
  Amortization      (152.30)(124.10)    22.7%(289.60)(236.20)    22.6%
----------------------------------------------------------------------


    In the quarter, OTE's domestic fixed-line operations faced heightened competition - notably from larger, better-funded players - as well as intense scrutiny from the regulator. In this environment, OTE managed to contain the erosion of its market share - to an estimated 91% of total fixed originating minutes by the end of the second quarter - through the implementation of active commercial and communication strategies.
    In May, OTE introduced a suite of international calling packages targeting residential and business customers. These packages, which had been adopted by over 400,000 clients by the end of June, were subsequently adapted to meet regulatory objections. They continue to attract significant interest, as over half a million customers are currently signed up.
    In June, OTE launched Greece's first ADSL service, on a commercial trial basis scheduled to last four months.
    The Company is pursuing the rollout of its commercial strategy, working on a number of programs and campaigns to be introduced in the fall. These should support OTE's competitive position and defend its market share.

    An analysis of OTE segment Other Operating expenses follows:



EUR million                                      2Q 03 2Q 02 % Change
----------------------------------------------------------------------
Advertising                                        4.1   3.3     24.2%
----------------------------------------------------------------------
Cost of equipment                                 25.5    30    -15.0%
----------------------------------------------------------------------
  Provision for doubtful accounts                 16.7  14.6     14.4%
----------------------------------------------------------------------
  Taxes other than income taxes                    6.4  10.7    -40.2%
----------------------------------------------------------------------
  Repairs, maintenance, cost of telecom materials 21.9  29.1    -24.7%
----------------------------------------------------------------------
Other                                             81.3  77.7      4.6%
----------------------------------------------------------------------
TOTAL                                            155.9 165.4     -5.7%
----------------------------------------------------------------------


    TRAFFIC STATISTICS FOR THE SECOND QUARTER OF 2003



Call Service Category              Calls,   Average  Minutes, Split of
                                   millions   Call    millions minutes
                                            Duration
                                            (minutes)
----------------------------------------------------------------------
Local                              1,481.2       2.4  3,627.9    44.4%
----------------------------------------------------------------------
National Long - Distance             179.3       2.9    514.2     6.3%
----------------------------------------------------------------------
International Long - Distance         29.4       3.5    103.0     1.3%
----------------------------------------------------------------------
Internet                             156.7      21.5  3,374.7    41.3%
----------------------------------------------------------------------
Fixed-to-Mobile                      352.9       1.3    445.1     5.5%
----------------------------------------------------------------------
Special Calls                         82.4       0.7    101.6     1.2%
----------------------------------------------------------------------
Total                              2,281.9       3.6  8,166.5   100.0%
----------------------------------------------------------------------


    New CFO appointment in Fixed-Line

    In June 2003 OTE announced the appointment of Panayotis Tabourlos as Chief Financial Officer of its fixed-line operations to focus on improving the performance and cost structure of OTE's traditional activities.

    COSMOTE

    SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2003 AND 2002

    IN ACCORDANCE WITH U.S. GAAP (UNAUDITED)



 EUR thousands         Q2 03        Q2 02        % Change
----------------------------------------------------------
 Operating Revenues     325,167      287,675         13.0%
----------------------------------------------------------
    Monthly service
               fees      43,604       37,060         17.7%
----------------------------------------------------------
           Airtime
           revenues     135,737      119,205         13.8%
----------------------------------------------------------
    Interconnection
           Revenues      94,550       86,235          9.6%
----------------------------------------------------------
           Roaming
           revenues       8,983        7,608         18.1%
----------------------------------------------------------
       SMS revenues      35,457       31,565         12.3%
----------------------------------------------------------
          Sales of
      handsets and
        accessories       6,640        5,906         12.4%
----------------------------------------------------------
    Other operating
           revenues         196           95        106.3%
----------------------------------------------------------
 Operating Profit        96,706       89,885          7.6%
----------------------------------------------------------
 EBITDA                 136,649      122,656         11.4%
----------------------------------------------------------
 EBITDA Margin             42.0%        42.6%
----------------------------------------------------------
 Depreciation &
  Amortization           39,943       32,771         21.9%
----------------------------------------------------------

----------------------------------------------------------
 Customers
----------------------------------------------------------
           Contract
----------------------------------------------------------
           Pre-Paid
----------------------------------------------------------
 Employees
----------------------------------------------------------
 ARPU (Euro)
----------------------------------------------------------
 SMS / user / month
  (average)
----------------------------------------------------------
 AMOU
----------------------------------------------------------


 EUR thousands         H1 03        H1 02        % Change
----------------------------------------------------------
 Operating Revenues     622,294      551,124         12.9%
----------------------------------------------------------
    Monthly service
               fees      83,151       73,395         13.3%
----------------------------------------------------------
           Airtime
           revenues     260,719      227,963         14.4%
----------------------------------------------------------
    Interconnection
           Revenues     182,192      164,766         10.6%
----------------------------------------------------------
           Roaming
           revenues      11,613       11,172          3.9%
----------------------------------------------------------
       SMS revenues      71,181       60,861         17.0%
----------------------------------------------------------
          Sales of
      handsets and
        accessories      13,204       12,762          3.5%
----------------------------------------------------------
    Other operating
           revenues         235          204         15.1%
----------------------------------------------------------
 Operating Profit       185,374      171,978          7.8%
----------------------------------------------------------
 EBITDA                 263,689      236,726         11.4%
----------------------------------------------------------
 EBITDA Margin             42.4%        42.9%
----------------------------------------------------------
 Depreciation &
  Amortisation           78,314       64,748         20.9%
----------------------------------------------------------

----------------------------------------------------------
 Customers            3,856,565    3,211,607         20.1%
----------------------------------------------------------
           Contract   1,579,358    1,512,941          4.4%
----------------------------------------------------------
           Pre-Paid   2,277,207    1,698,666         34.1%
----------------------------------------------------------
 Employees                2,131        1,904         11.9%
----------------------------------------------------------
 ARPU (Euro)               28.0         28.4         -0.7%
----------------------------------------------------------
 SMS / user / month
  (average)                  39           42         -7.1%
----------------------------------------------------------
 AMOU                       101           91         13.2%
----------------------------------------------------------


    COSMOTE reported continuing growth in its financial results for the three months ended June 30, 2003. Consolidated operating revenues for the period amounted to EUR325.2 million, 13.0% higher than revenues in the same period in 2002. Within a highly competitive market, COSMOTE achievd an increase of 11.4% in EBITDA compared to the second quarter of 2002, posting an EBITDA margin of 42.0%.
    As of June 30, 2003, COSMOTE had a total customer base profile 41%/59%, contract to pre-paid. During the first six months of 2003, COSMOTE added 314,122 new customers (29,718 contract-based and 284,404 pre-paid, or 10.5%/89.5 % split of total net additions for the period under review).
    At the end of June 2003, AMC, COSMOTE-85% owned subsidiary in Albania, had 560,728 customers. Of these, the vast majority (97.6%) are prepaid customers that have no bad debt and high margins. AMC maintained an outstanding EBITDA margin of 56.5% in first half of 2003.

    5. INTERNATIONAL INVESTMENTS

    ROMTELECOM

    In the second quarter of 2003, RomTelecom's fixed-line operations posted revenues of EUR191.0 million, down 21.1% from revenues of EUR242.2 million in the second quarter of 2002. This sharp revenue drop is due to a decrease in international interconnect traffic and fixed-to-mobile substitution.
    RomTelecom's new management is implementing an aggressive "Transformation Plan". In line with the upwards revised targeted headcount reduction of 6,000 for 2003, more than 3,800 employees, or 12.4% of headcounts, left the company in the six months to June 30, 2003.
    EBITDA margin of RomTelecom's fixed-line operations rose to 28.7% in the second quarter of the year, as compared to 27.5% in the comparable quarter last year and were impacted by increased voluntary redundancy charges.
    RomTelecom does not expect significant new competition to emerge in the Romanian domestic fixed-line market in the balance of this year.

    COSMOROM

    CosmoRom's Operating Revenues for the three months ended June, 2003 amounted to EUR2.3 million, while Net Loss amounted to EUR6.6 million. OTE reiterates that there will be no further investment in Cosmorom.

    TELECOM SERBIA

    Revenues at Telecom Serbia grew by 31.1% in the second quarter 2003, to EUR125.9 million. Net Income for the same period was EUR23.2 million or 18.4% of Operating Revenues. Arbitration proceedings have started to protect OTE interests. Efforts are underway to swap the 20% stake in Telecom Serbia for a stake in a de-merged mobile operation or, alternatively, to pull out from the Serbian market.

    ARMENTEL

    ArmenTel's Operating Revenues for the three months ended June, 2003 amounted to EUR17.2 million, while Net Income amounted to EUR3.9 million, or 22.7% of Operating Revenues. OTE will not fund any further capital requirements in ArmenTel and a program to reduce expenses has been developed. Negotiations towards an exit from the Armenian market are proceeding.

    GLOBUL

    Operating Revenues of CosmoBulgaria Mobile, which operates under the Globul brand, amounted to EUR22.9 million for the second quarter of 2003 while Net Loss for the same period amounted to EUR5.2 million due to the start-up nature of the business, however, the company is already generating positive EBITDA in the second quarter of 2003.

    MTS

    Following COSMOTE undertaking the management of OTE's investment in F.Y.R. of Macedonia, the company launched commercially under the brand name Cosmofon in July. During the first month of operations the company had approximately 25,000 customers.

    6. OTENET

    OTENet is an 80%-owned OTE subsidiary that operates in the Internet business, offering access and IP-based telecom solutions as well as e-business and content services. OTEnet Internet subsidiary had approximately 186,920 active dial-up users as of June 30, 2003, representing 8.0% increase from the end of June 2002. In addition, OTEnet permanent and small business connections grew by 61.8% during the same period, reaching 1,780 clients. OTEnet also hosted 2,821 active web sites, posting a 48.5% increase compared to June 2002.
    In addition the company aggressively introduced and promoted a series of value-added services, and implemented efficient cost control. These led to a revenue increase of 34.4%, for the second quarter of 2003, as compared to the same period last year.

    STATEMENTS OF OPERATIONS

    Second quarter and six months ended June 30, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

    Unaudited



EUR Millions   2Q 03    2Q 02     % Change   H1 03    H1 02  % Change
----------------------------------------------------------------------
Operating
 Revenues        16.4     12.2        34.4%    30.6     22.1     38.5%
----------------------------------------------------------------------
Operating
 Profit           1.4      0.4       250.0%     2.8      0.7    300.0%
----------------------------------------------------------------------
EBITDA            2.9      1.6        81.3%     5.5      2.9     89.7%
----------------------------------------------------------------------
EBITDA Margin    17.7%    13.1%      4.6pp     18.0%    13.1%   4.7pp
----------------------------------------------------------------------
Depreciation
 &
 Amortization     1.5      1.2        25.0%     2.7      2.2     22.7%
----------------------------------------------------------------------


    7. OUTLOOK

    For 2003 as a whole, OTE expects EBITDA, excluding RomTelecom, to remain roughly stable from the 2002 level. EBITDA margin at RomTelecom's fixed-line operations is expected to exceed 30%.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003. OTE assumes no obligation to update information in this release.

    Exhibits to follow:

    I. Condensed Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002 (Under US GAAP)
    II. Condensed Consolidated Statements of Operations for the six months and three months ended June 30, 2003 and 2002 (Under US GAAP)
    III. Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2003
    IV. Operating Revenues for the six months and three months ended June 30, 2003 and 2002 (Under US GAAP)

    V. International Assets

    EXHIBIT I



HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES Condensed Consolidated Balance Sheets
Prepared under U.S. GAAP
as of June 30, 2003 and December 31, 2002
(In EUR millions)

                           2003       2002
                     -----------  ------------------------------------
       Assets         Unaudited
---------------------

Current Assets
Cash and cash
 equivalents              454.4      447.5
Accounts receivable     1,259.9    1,364.7
Materials and
 supplies                  58.2       66.5
Deferred income taxes       8.5        8.6
Other current assets      243.6      236.7
                     -----------  ------------------------------------

                        2,024.6    2,124.0
                     -----------  ------------------------------------

Other assets
Investments               237.7      573.6
Prepayment to EDEKT-
 OTE                      289.2      305.5
Deferred income taxes      94.5      131.0
Other long-term
 receivables              157.7      110.3
                     -----------  ------------------------------------
                          779.1    1,120.4
                     -----------  ------------------------------------


Telecommunication
 property,
Plant and equipment
Net of Accumulated
 depreciation           7,005.2    5,264.5
                     -----------  ------------------------------------




Telecommunication
 licenses, net of
 amortization             411.2      407.6
                     -----------  ------------------------------------


Goodwill resulting
 from consolidated
subsidiaries, net of
 amortization              69.8       69.8
                     -----------  ------------------------------------



                       10,289.9    8,986.3
                     ===========  ====================================



HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND SUBSIDIARIES Condensed Consolidated Balance Sheets
Prepared under U.S. GAAP
as of June 30, 2003 and December 31, 2002
(In EUR millions)

                                                        2003     2002
                                                    --------- --------
           Assets               Liabilities and     Unaudited
                               Shareholders' Equity
----------------------------------------------------

Current Assets               Current Liabilities
Cash and cash equivalents    Short - term borrowings   431.7    292.8
                             Current maturities of
Accounts receivable           long-term debt           100.8     41.6
Materials and supplies       Accounts payable          846.0    816.9
                             Accrued and other
Deferred income taxes         liabilities              569.6    493.5
Other current assets         Income taxes payable      173.7    170.2
                             Dividends payable         349.3      7.7
                                                    --------- --------

                                                     2,471.1  1,822.7
                                                    --------- --------
Other assets
Investments                  Long-Term Liabilities
                             Long-term debt, net of
Prepayment to EDEKT-OTE       current maturities     2,590.7  2,576.2
                             Reserve for staff
Deferred income taxes         retirement indemnities   264.4    263.2
                             Reserve for Youth
Other long-term receivables   Account                  366.2    352.8
                             Other long-term
                              liabilities              263.8    143.3

                                                    --------- --------

Telecommunication property,                          3,485.1  3,335.5
                                                    --------- --------
Plant and equipment
Net of Accumulated
 depreciation                Minority interests        953.7    332.1
                                                    --------- --------


                             Shareholders' Equity
                             Share capital           1,204.7  1,204.7
Telecommunication licenses,
 net of amortization         Paid-in surplus           506.9    506.9
                             Treasury stock           (276.4)  (272.6)
                             Legal reserve             246.2    246.2
Goodwill resulting from
 consolidated                Retained earnings       1,786.3  1,900.1
subsidiaries, net of
 amortization                Unaccrued compensation     (1.5)    (3.6)
                             Accumulated other
                              comprehensive income     (86.2)   (85.7)

                                                     3,380.0  3,496.0
                                                    --------- --------

                                                    10,289.9  8,986.3
                                                    ========= ========




                   Movement in Shareholders' equity
----------------------------------------------------------------------

                                                                 2003
                                                      ----------------
                                                         Unaudited

Shareholders' equity, January 1                               3,496.0
                                                      ----------------
Net Income for the period                                       229.3
Treasury stock                                                   (3.8)
Accumulated other comprehensive income                           (0.5)
Dividends declared                                             (343.1)
Unaccrued compensation                                            2.1

                                                      ----------------

                                                      ----------------

Shareholders' equity,  June 30                                3,380.0
                                                      ================


    EXHIBIT II

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
SUBSIDIARIES

    Condensed Consolidated Statements of Operations

    Prepared under U.S. GAAP

    for the six months and three months ended June 30, 2003 and 2002

    (In EUR millions)



                                             Q2 03  Q2 02
                                           UnauditedUnaudited% Change
 Operating Revenues:
    Domestic Telephony                        609.3    538.7     13.1
    International Telephony                    91.4     87.2      4.8
    Mobile telephony services                 294.6    225.8     30.5
    Other                                     245.1    212.8     15.2
                                           ------------------
    Total Operating Revenues                1,240.4  1,064.5     16.5
                                           ==================

 Operating Expenses:
    Payroll and employee benefits            (300.9)  (208.2)    44.5
    Voluntary retirement costs                (16.3)   (34.6)   -52.9
    Reversal of reserve for retirement                              NA
   contributions                               54.6      0.0
    Payments to international operators       (44.5)   (50.6)   -12.1
    Payments to mobile telephony operators   (156.1)  (128.3)    21.7
    Depreciation and amortization            (241.0)  (170.2)    41.6
    Other operating expenses                 (291.3)  (247.7)    17.6
                                           ------------------
    Total Operating Expenses                 (995.5)  (839.6)    18.6
                                           ==================

  Operating Income                            244.9    224.9      8.9
  Other income / (expense), net:
    Financial, net                             (2.4)   (12.6)   -81.0
    Other, net                                 (3.3)    (5.2)   -36.5
                                           ------------------
  Total Other income / (expense), net          (5.7)   (17.8)   -68.0
                                           ==================

 Income before provision for income taxes
  and minority interests                      239.2    207.1     15.5
                                           ==================

 Provision for income taxes                   (86.2)   (78.4)     9.9
                                           ------------------

 Income before minority interests             153.0    128.7     18.9
 Minority Interests                           (36.8)   (20.1)    83.1
                                           ------------------

                                           ==================
 Net Income                                   116.2    108.6      7.0
                                           ==================


                                             1H 03  1H 02
                                           UnauditedUnaudited% Change
 Operating Revenues:
    Domestic Telephony                      1,147.8  1,067.4      7.5
    International Telephony                   175.4    172.8      1.5
    Mobile telephony services                 555.2    430.0     29.1
    Other                                     462.2    415.1     11.4
                                           ------------------
    Total Operating Revenues                2,340.6  2,085.3     12.2
                                           ==================

 Operating Expenses:
    Payroll and employee benefits            (546.6)  (412.7)    32.4
    Voluntary retirement costs                (25.5)   (40.2)   -36.6
    Reversal of reserve for retirement                              NA
   contributions                               54.6      0.0
    Payments to international operators       (89.6)   (91.3)    -1.9
    Payments to mobile telephony operators   (289.5)  (247.8)    16.8
    Depreciation and amortization            (442.3)  (326.5)    35.5
    Other operating expenses                 (520.1)  (456.4)    14.0
                                           ------------------
    Total Operating Expenses               (1,859.0)(1,574.9)    18.0
                                           ==================

  Operating Income                            481.6    510.4     -5.6
  Other income / (expense), net:
    Financial, net                            (14.3)   (37.8)   -62.2
    Other, net                                 (6.6)   (10.9)   -39.5
                                           ------------------
  Total Other income / (expense), net         (20.9)   (48.7)   -57.1
                                           ==================

 Income before provision for income taxes
  and minority interests                      460.7    461.7     -0.2
                                           ==================

 Provision for income taxes                  (170.2)  (171.0)    -0.5
                                           ------------------

 Income before minority interests             290.5    290.7     -0.1
 Minority Interests                           (61.2)   (41.5)    47.5
                                           ------------------

                                           ==================
 Net Income                                   229.3    249.2     -8.0
                                           ==================


    EXHIBIT III

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
SUBSIDIARIES

    Statement of Cash Flows

    Prepared under U.S. GAAP

    for the six months ended June 30, 2003 is as follows:

    (In EUR millions)



                                         Q1 03     Q2 03  H1 03
Cash Flows from Operating Activities:
       Net income                          113.1    116.2    229.3
Adjustments to reconcile to net cash
 provided by operating activities:
       Depreciation and amortization       201.3    241.0    442.3
       Provision for doubtful accounts      23.3     19.7     43.0
       Provision for staff retirement
        indemnities and youth account       26.0     21.3     47.3
       Reversal of reserve for
        voluntary retirement
        contribution                         0.0    (54.6)   (54.6)
       Minority interests                   24.4     36.8     61.2
       Working capital movement and
        other related movements           (201.8)   (22.7)  (224.5)

                                      =============================
Net Cash provided by Operating
 Activities                                186.3    357.7    544.0
                                      -----------------------------

Cash Flows from Investing Activities:
       Capital expenditures               (168.8)  (281.3)  (450.1)
       Payments for purchase of
        subsidiary, net of cash
        aquired                              9.6      0.0      9.6

                                      =============================
Net Cash used in Investing Activities     (159.2)  (281.3)  (440.5)
                                      -----------------------------

Cash Flows from Financing Activities:
       Net change in short-term and
        long-term debt                     (77.2)   (14.1)   (91.3)
       Dividends paid                       (0.6)    (0.9)    (1.5)
       Treasury shares aquired              (3.8)     0.0     (3.8)

                                      =============================
Net Cash provided by Financing
 Activities                                (81.6)   (15.0)   (96.6)
                                      -----------------------------

Net Increase/(Decrease) in Cash and
 Cash Equivalents                         (54.5)    61.4      6.9
Cash and Cash equivalents at beginning
 of period                                 447.5    393.0    447.5

                                      -----------------------------
Cash and Cash Equivalents at end of
 period                                    393.0    454.4    454.4
                                      =============================


    EXHIBIT IV

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE) AND
SUBSIDIARIES

    Operating Revenues

    Prepared under U.S. GAAP

    for the six and three months ended June 30, 2003 and 2002

    (In EUR millions)



                                            Q2 03   Q2 02
                                          Unaudited Unaudited% change
                                          --------- ---------
 Domestic Telephony:
    Basic monthly rentals                    201.0     163.9     22.6
    Local and long distance calls
        -Fixed to fixed                      214.9     203.0      5.9
        -Fixed to mobile                     164.2     159.0      3.3
                                          --------- ---------
                                             379.1     362.0      4.7
                                          ========= =========
    Other                                     29.2      12.8    128.1
                                          --------- ---------
    Total Domestic Telephony                 609.3     538.7     13.1
                                          ========= =========

 International Telephony:
    International traffic                     48.2      45.6      5.7
    Payments from mobile operators             8.5       9.8    -13.3
                                          --------- ---------
                                              56.7      55.4     -2.3
------------------------------------------========= =========
    Payments from International
   operators                                  34.7      31.8      9.1
--------------------------------------------------- ---------
 Total International Telephony                91.4      87.2      4.8
                                          ========= =========

 Mobile Telephony Services:                  294.6     225.8     30.5
                                          ========= =========

 Other Operating Revenues:
 Traditional Services:
    Telecards                                 36.1      44.0    -18.0
    Directories                               16.2       9.3     74.2
    Radio communications                       5.0       8.3    -39.8
    Audiotex                                  15.1      17.5    -13.7
    Telex and telegraphy                       3.2       1.6    100.0
                                          --------- ---------
                                              75.6      80.7     -6.3
                                          ========= =========
 New Business:
    Leased lines and data
   communications                             63.1      40.3     56.6
    ISDN, connection & monthly charges        21.8      16.5     32.1
    Sales of telecommunication
   equipment                                  19.6      13.7     43.1
    Internet services                         11.7      11.3     -3.5
    ATM                                        5.2       4.2     23.8
                                          --------- ---------
                                             121.4      86.0     33.6
                                          ========= =========
 Other:
    Services rendered                         22.3      22.3      0.0
    Interconnection charges                   19.2      22.6    -15.0
    Miscellaneous                              6.6       1.2    450.0
                                          --------- ---------
                                              48.1      46.1      4.3
                                          ========= =========
 Total Other Operating Revenues              245.1     212.8     15.2
                                          ========= =========


                                          ========= =========
 Total Operating Revenues                  1,240.4   1,064.5     16.5
                                          ========= =========


                                           1H 03   1H 02
                                         Unaudited Unaudited % change
                                         --------- ---------
 Domestic Telephony:
    Basic monthly rentals                   376.8     313.3      20.3
    Local and long distance calls
        -Fixed to fixed                     417.3     418.1      -0.2
        -Fixed to mobile                    306.7     308.5      -0.6
                                         --------- ---------
                                            724.0     726.6      -0.4
                                         ========= =========
    Other                                    47.0      27.5      70.9
                                         --------- ---------
    Total Domestic Telephony              1,147.8   1,067.4       7.5
                                         ========= =========

 International Telephony:
    International traffic                    94.2      93.1       1.2
    Payments from mobile operators           15.8      18.5     -14.6
                                         --------- ---------
                                            110.0     111.6      -1.4
-----------------------------------------========= =========
    Payments from International
   operators                                 65.4      61.2       6.9
-------------------------------------------------- ---------
 Total International Telephony              175.4     172.8       1.5
                                         ========= =========

 Mobile Telephony Services:                 555.2     430.0      29.1
                                         ========= =========

 Other Operating Revenues:
 Traditional Services:
    Telecards                                72.3      80.5     -10.2
    Directories                              28.5      19.6      45.4
    Radio communications                     10.8      13.4     -19.4
    Audiotex                                 32.2      36.9     -12.7
    Telex and telegraphy                      4.0       2.1      90.5
                                         --------- ---------
                                            147.8     152.5      -3.1
                                         ========= =========
 New Business:
    Leased lines and data
   communications                           118.6      86.0      37.9
    ISDN, connection & monthly charges       43.2      31.0      39.4
    Sales of telecommunication
   equipment                                 38.5      35.2       9.4
    Internet services                        23.3      22.2       5.0
    ATM                                       9.8       6.3      55.6
                                         --------- ---------
                                            233.4     180.7      29.2
                                         ========= =========
 Other:
    Services rendered                        35.2      37.0      -4.9
    Interconnection charges                  38.9      39.8      -2.3
    Miscellaneous                             6.9       5.1      35.3
                                         --------- ---------
                                             81.0      81.9      -1.1
                                         ========= =========
 Total Other Operating Revenues             462.2     415.1      11.3
                                         ========= =========


                                         ========= =========
 Total Operating Revenues                 2,340.6   2,085.3      12.2
                                         ========= =========


    EXHIBIT V

    INTERNATIONAL ASSETS

    TELECOM SERBIA

    OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method.

    Telecom Serbia's key financial figures are stated below:

    TELECOM SERBIA

    Statement of Operations

    Prepared under U.S. GAAP

    for the six months and three months ended June 30, 2003 and 2002

    (In EUR Millions)

    Unaudited



 Description        2Q 03 2Q 02 % Change   1H 03     1H 02   % Change
----------------------------------------------------------------------
 Operating Revenues 125.9    96     31.1%    248.6     227.5      9.3%
----------------------------------------------------------------------
 EBITDA              63.1  36.6     72.4%    122.3     102.5     19.3%
----------------------------------------------------------------------
 EBITDA Margin       50.1% 38.1%   12 pp      49.2%     45.1%  4.1 pp
----------------------------------------------------------------------
 EBIT                28.1   0.3   9266.7%     52.4      36.3     44.4%
----------------------------------------------------------------------
 Net Income/(Loss)   23.2  10.9    112.8%     36.2      35.7      1.4%
----------------------------------------------------------------------
 Net Income/(Loss)
  Margin             18.4% 11.4%  7.0 pp      14.6%     15.7% -1.1 pp
----------------------------------------------------------------------
 Increase/(Decrease)
  in Gross PP&E                                         74.4
----------------------------------------------------------------------

----------------------------------------------------------------------
 Fixed Telephony,
  Lines                                  2,380,690 2,290,664      3.9%
----------------------------------------------------------------------
 Mobile Telephony,
  Contract customers                        27,963     7,761    260.3%
----------------------------------------------------------------------
 Mobile Telephony,
  Prepaid customers                      1,534,233 1,091,914     40.5%
----------------------------------------------------------------------
 Mobile Telephony,
  Total customers                        1,562,196 1,099,675     42.1%
----------------------------------------------------------------------
                                          30.06.03  30.06.02
----------------------------------------------------------------------
 Net Financial Debt                            4.0      14.4
----------------------------------------------------------------------


    ARMENTEL

    OTE has a 90% stake in ArmenTel that is accounted for under a fully consolidated basis.

    ArmenTel's key financial figures are stated below:

    ARMENTEL

    STATEMENTS OF OPERATIONS

    Six months and three months ended June 30, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

    Unaudited



 Description          2Q 03 2Q 02 % Change   1H 03    1H 02  % Change
----------------------------------------------------------------------
 Operating Revenues    17.2  16.5      4.2%    33.2     32.8      1.2%
----------------------------------------------------------------------
 EBITDA                 6.5   7.3    -11.0%    14.9     17.0    -12.4%
----------------------------------------------------------------------
 EBITDA Margin         37.8% 44.2% -6.4 pp     44.9%    51.8% -6.9 pp
----------------------------------------------------------------------
 EBIT                   1.2   2.5    -52.0%     4.0      6.7    -40.3%
----------------------------------------------------------------------
 Net Income/(Loss)      3.9  (0.9)              5.9     (1.7)
----------------------------------------------------------------------
 Net Income/(Loss)
  Margin               22.7% -5.5%  28.2PP     17.8%    -5.2%  23.0PP
----------------------------------------------------------------------
 Increase/(Decrease)
  in Gross PP&E                                 1.8      3.5
----------------------------------------------------------------------

----------------------------------------------------------------------
 Fixed Telephony,
  Lines                                     551,234  535,375      3.0%
----------------------------------------------------------------------
 Mobile Telephony,
  Contract customers                         33,755   29,630     13.9%
----------------------------------------------------------------------
 Mobile Telephony,
  Prepaid customers                          41,144   14,677    180.3%
----------------------------------------------------------------------
 Mobile Telephony,
  Total customers                            74,899   44,307     69.0%
----------------------------------------------------------------------
                                           30.06.03 30.06.02
----------------------------------------------------------------------
 Net Financial Debt                            72.1     83.6
----------------------------------------------------------------------


    ROMTELECOM

    OTE has a 54.01% stake in RomTelecom that is accounted for under a fully consolidated basis, as of March 2003.

    RomTelecom's key financial figures are stated below:

    ROMTELECOM

    CONSOLIDATED STATEMENTS OF OPERATIONS

    Six months and three months ended June 30, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

    Unaudited



 Description        2Q 03 2Q 02 % Change   1H 03     1H 02   % Change
----------------------------------------------------------------------
 Operating Revenues 191.3 244.8    -21.8%    389.7     480.7    -18.9%
----------------------------------------------------------------------
 EBITDA              54.0  56.3     -4.1%    110.5      93.5     18.2%
----------------------------------------------------------------------
 EBITDA Margin       28.2% 23.0% +5.2 pp      28.4%     19.5% +8.8 pp
----------------------------------------------------------------------
 EBIT                13.6  13.9     -2.2%     28.5       9.8    190.8%
----------------------------------------------------------------------
 Net Income/(Loss)  22.07  46.6    -52.6%     31.4      29.6      6.0%
----------------------------------------------------------------------
 Net Income/(Loss)
  Margin             11.5% 19.0%  23.0PP       8.0%      6.2%  23.0PP
----------------------------------------------------------------------
 Increase/(Decrease)
in Gross PP&E                                 37.5      69.8
----------------------------------------------------------------------

----------------------------------------------------------------------
 Fixed Telephony,
Lines                                    4,272,144 4,145,184      3.1%
----------------------------------------------------------------------
 Mobile Telephony,
  Contract customers                        37,252    52,190    -28.6%
----------------------------------------------------------------------
 Mobile Telephony,
  Prepaid customers                         46,472    39,002     19.2%
----------------------------------------------------------------------
 Mobile Telephony,
Total customers                             83,724    91,192     -8.2%
----------------------------------------------------------------------
                                          30.06.03  30.06.02
----------------------------------------------------------------------
 Net Financial Debt                          343.6     448.3
----------------------------------------------------------------------


    The key financial figures for RomTelecom and CosmoRom on a stand-alone basis are shown in the table below:

    ROMTELECOM & COSMOROM STAND-ALONE

    STATEMENTS OF OPERATIONS

    Six months ended June 30, 2003, in accordance with US GAAP

    (In EUR Millions)

    Unaudited



Description                  RomTelecom         CosmoRom
-------------------------------------------------------------
Operating Revenues                   387.9               4.5
-------------------------------------------------------------
Operating Expenses                  (344.5)            (21.3)
-------------------------------------------------------------
Operating Profit /(Loss)              43.4             (16.8)
-------------------------------------------------------------
Operating margin                      11.2%        NA
-------------------------------------------------------------
Financial costs & other                6.6              (0.3)
-------------------------------------------------------------
Income / (Loss)
before taxes                          50.1             (17.1)
-------------------------------------------------------------
Net Income / (Loss)                   47.9             (17.1)
-------------------------------------------------------------
EBITDA                               117.9              (9.4)
-------------------------------------------------------------


    COSMOBULGARIA

    OTE has a 100% stake in CosmoBulgaria that is accounted for under a fully consolidated basis.

    Globul's key financial figures are stated below:

    COSMOBULGARIA

    STATEMENTS OF OPERATIONS

    Six months and three months ended June 30, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

    Unaudited



    Description      2Q 03  2Q 02 % Change   1H 03    1H 02  % Change
----------------------------------------------------------------------
Operating Revenues    22.9   10.4   120.2%   39.5     18.0     191.4%
----------------------------------------------------------------------
EBITDA                (0.3)  (7.7)   96.1%   1.8     (10.1)
----------------------------------------------------------------------
EBITDA Margin         -1.3% -74.0%  +72.7pp  4.8%
----------------------------------------------------------------------
EBIT                  (7.1) (12.1)   41.3%  (11.2)   (18.5)     39.5%
----------------------------------------------------------------------
Net Income/(Loss)     (5.2)  (7.5)   30.7%  (10.3)   (13.8)     25.4%
----------------------------------------------------------------------
Net Income/(Loss)
 Margin              -22.7% -72.1%  +49.4pp   -26.1%   -76.7% +50.6pp
----------------------------------------------------------------------
Increase/(Decrease)
 in Gross PP&E                                 71.1     32.1
----------------------------------------------------------------------

----------------------------------------------------------------------
Mobile Telephony,
 Contract customers                         277,666  173,506     60.0%
----------------------------------------------------------------------
Mobile Telephony,
 Prepaid customers                          375,418  117,649    219.1%
----------------------------------------------------------------------
Mobile Telephony,
 Total customers                            653,084  324,579    101.2%
----------------------------------------------------------------------
                                           30.06.03 30.06.02
----------------------------------------------------------------------
Net Financial Debt                            91.70    28.60
----------------------------------------------------------------------

    CONTACT: OTE:
             Dimitris Tzelepis
             Group Investor Relations Officer
             Tel: +30 210 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas
             Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com